[Wachtell, Lipton, Rosen & Katz Letterhead]

May 25, 2022

VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attention:	Joshua Gorsky Margaret Schwartz Franklin Wyman Mary Mast

Re:	Enhabit, Inc. Amendment No. 1 to Draft Registration Statement on Form 10 Submitted May 6, 2022 CIK No. 0001803737

Ladies and Gentlemen:

On behalf of our client, Enhabit, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in its letter, dated May 20, 2022, with respect to the above-referenced Amendment No. 1 to the Company’s Draft Registration Statement on Form 10 (the “Registration Statement”).  The Company is concurrently publicly filing its Registration Statement on Form 10 (the “Form 10”) via EDGAR.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10.  All references to page numbers in these responses are to the pages of the Form 10.

Amendment No. 1 to Draft Registration Statement on Form 10, submitted May 6, 2022

Business
Our Growth Strategy
Pursue Strategic Acquisitions, page 85

1.
We note your response to prior comment 7 and your revised disclosure on page 86 identifying the parties associated with your recent joint ventures. We note your disclosure that “these joint ventures will enable Enhabit to grow into new geographies in partnership with leading healthcare providers in their respective regions.” Please include further disclosure supporting your claim that the parties with whom you have entered into these joint ventures are “leading healthcare providers in their respective regions.”

Response:  In response to the Staff’s comment, the Company has revised page 86 and the corresponding disclosures on pages 8 and 89 of the Form 10 in accordance with the Staff’s request.

U.S. Securities and Exchange Commission
May 25, 2022

Material U.S. Federal Income Tax Consequences, page 167

2.
We note your response to our prior comment 9. We also note your discussion on page 168 about the tax opinion and IRS private letter ruling that are conditions to the distribution. Please highlight here as you have elsewhere that these two conditions are waivable. We note that you also generally mention facts, assumptions, representations, statements or undertakings that could influence whether the transaction is taxable for U.S. federal income tax purposes. Please revise to discuss the material factors that could result in the transaction being taxable in greater detail.

Response:  In response to the Staff’s comment, the Company has revised page 168 of the Form 10 in accordance with the Staff’s request.

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If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1057 or ZSPodolsky@wlrk.com or my colleague Igor Kirman at (212) 403-1393 or IKirman@wlrk.com.

Very truly yours,

/s/ Zachary S. Podolsky
Zachary S. Podolsky

cc:
Patrick Darby, Executive Vice President, General Counsel and Corporate Secretary, Encompass Health Corporation
Stephen Leasure, Deputy General Counsel, Encompass Health Corporation
Barbara A. Jacobsmeyer, President and Chief Executive Officer, Enhabit, Inc.
Igor Kirman, Wachtell, Lipton, Rosen & Katz